SEC Mail Processing Section

FEB 29 2008

Washington, DC
101



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dillon Scott Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 805
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Schaefer, President 212-269-2321
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Schaefer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dillon Scott Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California)
County of San Francisco) s.s.
Subscribed & ~~sworn to (or affirmed) before me on this 27th day of February 2008~~
by Gregory Scott Schaefer proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

President

Title

Notary Public



HING TCHEN
COMM. # 1643303
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES MARCH 2, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Dillon Scott Securities, Inc.

December 31, 2007


CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC

1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

Independent Auditor's Report

Board of Directors
Dillon Scott Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Dillon Scott Securities, Inc. as of December 31, 2007, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dillon Scott Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

February 21, 2008

DILLON SCOTT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$ 1,439
Commissions receivable	9,141
Employee advances	24,700
Deposit with clearing broker	14,500
	$ 49,780

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable	$ 8,367
Accounts payable and accrued expenses	9,074
	17,441
Stockholder's equity:	
Common stock, .0001 par value, 1,000 shares authorized, issued and outstanding	-
Additional paid-in capital	58,850
Deficit	(26,511)
	32,339
	$ 49,780

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commission income	$ 329,705
Other income	73,306
	403,011
Expenses:	
Commission expense	221,479
Clearing and communications	41,929
General and administrative	158,591
	421,999
Net loss	$ (18,988)

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common stock		Additional		
	Shares	Amount	paid-in capital	Deficit	Total
Balances, January 1, 2007	1,000	$ -	$ 58,850	$ (7,523)	$ 51,327
Contributions	-	-	-	-	-
Net loss	-	-	-	(18,988)	(18,988)
Balances, December 31, 2007	1,000	$ -	$ 58,850	$ (26,511)	$ 32,339

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net loss	$ (18,988)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in commissions receivable	11,806
Decrease in employee advances	4,600
Decrease in commissions payable	(7,543)
Increase in accounts payable and accrued expenses	4,987
Total adjustments	13,850
Net cash used by operating activities	(5,138)
Cash flows from financing activities:	
Decrease in bank overdraft and net cash from financing activities	(345)
Net decrease in cash	(5,483)
Cash, beginning of year	6,922
Cash, end of year	$ 1,439

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Dillon Scott Securities, Inc. (the "Company") was incorporated June 28, 2001 and began operations in May 2002 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA", formerly the NASD).

The Company clears its trades through a third-party reintroducing broker agreement with Penson Financial Services, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Temporary differences consist of accruals that are not deductible by the Company or its tax return until they are paid, since the Company is a cash basis taxpayer. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future year in which they occur. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

   At December 31,, 2007, the Company had excess net capital of $2,639 and a net capital ratio of 2.28 to 1.

3. Related party transactions:

   The Company advanced payments to an owner of the Company. For the year ended December 31, 2007, such amounts totaled $17,700 and are included in employee advances on the accompanying statement of financial condition.

4. Liabilities subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2007.

5. Lease commitments:

   The Company leases their office space under an operating lease with a term of six months. Monthly payments on the lease are $901 and the lease expires in May 2008.

   Total rent expense for the year ended December 31, 2007 was $8,547.

6. Income taxes:

   The components of the net deferred tax asset as of December 31, 2007 are as follows:

Deferred tax asset	$ 7,328
Deferred tax liability	(1,876)
Valuation allowance	(5,452)
	$ -

   The deferred tax asset at December 31, 2007, was fully reserved for. The valuation allowance for the deferred tax asset increased during the year ended December 31, 2007 by $4,102.

DILLON SCOTT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2007

6. Income taxes - continued:

The provision for income taxes differs from the amount that would result form applying a statutory rate of 34% primarily due to the valuation allowance. Due to the Company's net loss carry forwards from prior years being used during the year ended December 31, 2007, there is no provision for current income taxes.

At December 31, 2007, the Company had operating loss carry forwards of approximately $15,000 may be offset against future taxable income. The carry forwards expire during the years ending December 31, 2024 through 2027.

7. Supplemental disclosures of cash flow information:

Cash was paid during the year for:

Interest	-
Income taxes	455

DILLON SCOTT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Net capital	
Total stockholder's equity	$ 32,339
Deductions:	
Non-allowable assets:	
Employee advances	(24,700)
Net capital	$ 7,639

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)	
Net capital, as reported in Company's Part II FOCUS report	$ 7,638
Adjustments:	
Rounding	1
	$ 7,639

See auditor's report.

DILLON SCOTT SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Aggregate indebtedness:	
Commissions payable	$ 8,367
Accounts payable and accrued expenses	9,074
	$ 17,441
Ratio of aggregate indebtedness to net capital	2.28 to 1

See auditor's report.


CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC

1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
Dillon Scott Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Dillon Scott Securities, Inc., (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 21, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 21, 2008

END